Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of AMREP Corporation (the “Company”) does not purport to be complete and is qualified in its entirety by reference to the Company’s certificate of incorporation, as amended from time to time, and the Company’s by-laws, as amended from time to time, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Oklahoma law.

Authorized Capital Stock

The Company is authorized to issue a total of 20,000,000 shares of capital stock, consisting entirely of common stock, par value $.10 per share. As of July 10, 2023, there were 5,254,909 shares of common stock issued and outstanding.

Common Stock

General. Each share of the Company’s common stock has the same rights and privileges. Holders of the Company’s common stock do not have any preferences or any preemptive, conversion or exchange rights. All of the Company’s outstanding shares of common stock are fully paid and nonassessable. The Company’s common stock is listed on the New York Stock Exchange under the symbol “AXR.”

Voting Rights. The holders of the Company’s common stock are entitled to vote upon all matters submitted to a vote of the Company’s shareholders and are entitled to one vote for each share of common stock held. The Company’s certificate of incorporation and by-laws do not provide for cumulative voting.

Dividends. The holders of the Company’s common stock are entitled to participate ratably in dividends payable in cash, stock or otherwise, as may be declared by the Company’s board of directors out of any funds legally available for the payment of dividends.

Liquidation and Distribution. If the Company voluntarily or involuntarily liquidates, dissolves or wind-ups, or upon any distribution of the Company’s assets, the holders of the Company’s common stock will be entitled to receive all of the assets remaining after payment of liabilities and amounts owed to creditors, equally and ratably in proportion to the number of shares of common stock held by them.

Certain Charter and By-law Provisions; Oklahoma Law

Some sections of the Company’s certificate of incorporation and by-laws and provisions of Oklahoma law may discourage certain transactions involving a change in control of the Company.

Special Meetings. The Company’s by-laws provide that special meetings of the Company’s shareholders may be called only by the chairman of the board, the president or a majority of the members of the board of directors. This provision may make it more difficult for shareholders to take actions opposed by the board of directors.

Classified board of directors. The Company’s certificate of incorporation and by-laws contain provisions that classify the Company’s board of directors into three classes, with one class being elected each year. Because the Company’s certificate of incorporation and by-laws do not otherwise provide, Section 1027 of the Oklahoma General Corporation Act permits the removal of any member of the Company’s board of directors only for cause. These provisions could impede a merger, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for the Company’s common stock.

No Cumulative Voting. The Oklahoma General Corporation Act provides that shareholders are not entitled to cumulate votes in the election of directors unless the Company’s certificate of incorporation provides otherwise. The Company’s certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, minority shareholders holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Amendment of By-laws. The Company’s certificate of incorporation permits the Company’s board of directors to adopt, amend and repeal the Company’s by-laws. The Oklahoma General Corporation Act provides that shareholders are entitled to amend the Company’s by-laws.

Certain Business Combinations and Transactions with “interested shareholders”. The Company’s certificate of incorporation prohibits the Company from:

1.	engaging in a merger or consolidation with an “interested shareholder” or affiliate of an interested shareholder;
2.	selling, leasing, exchanging, mortgaging, pledging or transferring assets valued in excess of $5 million to, or with, an interested shareholder or affiliate of an interested shareholder;
3.	issuing to an interested shareholder or affiliate of an interested shareholder the Company’s shares or shares of the Company’s subsidiaries with a value in excess of $5 million;
4.	adopting a plan or proposal for liquidation or dissolution advanced by an interested shareholder or affiliate of an interested shareholder; or
5.

reclassifying, recapitalizing, entering into a merger or consolidation of the Company’s subsidiaries, or entering into any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares held by an interested shareholder or affiliate of an interested shareholder, unless, in each case, such transaction is approved by the holders of at least two-thirds of the then outstanding shares of the Company’s common stock. This provision, however, does not apply to any of the above transactions if:

(a)

the shareholders would not receive cash or any other consideration (including retaining their common stock in a transaction in which the Company survives) in their capacities as shareholders and, before the transaction, at least 75% of the board of directors has approved the transaction, or

(b)

the shareholders would receive cash or other consideration, and either (i) before the transaction, at least 75% of the board of directors approved the transaction, or (ii) all of the conditions set forth in the following subclauses (A) through (F) shall have been met:

(A)	the price per share of the Company’s common stock meets certain minimums as specified in the Company’s certificate of incorporation;
(B)

the consideration is cash or whatever form of consideration that the interested shareholder used to acquire the Company’s common stock (or the largest block of the Company’s common stock if acquired in a series of transactions);

(C)

since becoming an interested shareholder and until the consummation of the proposed transaction there have been (1) no reduction in dividends and (2) appropriate increases to dividends to reflect any reclassifications, recapitalizations, reorganizations or any similar transactions, unless in the case of (1) or (2) the alternative has been approved by at least 75% of the Company’s board of directors;

(D)

since becoming an interested shareholder and until the consummation of the proposed transaction the interested shareholder has not become the beneficial owner of additional shares, except as the result of a dividend or stock split;

(E)

since becoming an interested shareholder and until the proposed transaction the interested shareholder has not received benefit, directly or indirectly, of any loans, advances, guarantees pledges or other financial assistance or any tax credits or other tax advantages from the Company; and

(F)

a proxy or information statement complying with the requirements of the Securities Exchange Act of 1934, as amended, describing the proposed transaction is mailed to the Company’s other shareholders, regardless of whether such proxy or information statement is required under the Securities Exchange Act of 1934, as amended.

Under the Company’s certificate of incorporation, an “interested shareholder” is defined, generally, as any person who or which (i) is the beneficial owner, directly or indirectly, of 10% or more of the Company’s outstanding common stock; (ii) is an affiliate of the Company, and at any time within the two-year period immediately prior to the date of determination of “interested shareholder” status, was the beneficial owner, directly or indirectly, of 10% or more of the Company’s then outstanding common stock; or (iii) is an assignee of or has otherwise succeeded to any shares of the Company’s common stock which were at any time within the two-year period immediately prior to the date of determination of “interested shareholder” status beneficially owned by an interested shareholder, if such assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Under the Oklahoma General Corporation Act, mergers, consolidations, and sales of substantially all of the assets of an Oklahoma corporation must generally be approved by a vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon. The Company is subject to Section 1090.3 of the Oklahoma General Corporation Act, however, which restricts certain transactions between an Oklahoma corporation (or its majority owned subsidiaries) and a holder of 15% or more of the corporation’s outstanding voting stock, together with affiliates or associates thereof (excluding persons who were 15% shareholders on September 1, 1991, or who become such by action of the corporation alone), which is referred to as an “interested shareholder.” For a period of three years following the date that a shareholder became an interested shareholder, Section 1090.3 prohibits the following types of transactions between the corporation and the interested shareholder (unless certain conditions, described below, are met): (i) mergers or consolidations; (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) issuances or transfers by the corporation of any stock of the corporation that would have the effect of increasing the interested shareholder’s proportionate share of the stock of any class or series of the corporation; (iv) receipt by the interested shareholder of the benefit, except proportionately as a shareholder of the corporation, of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation that is owned by the interested shareholder. This restriction does not apply if: (1) before such person became an interested shareholder, the board of directors approved the transaction in which the interested shareholder becomes an interested shareholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder. The Company may exempt the Company from the requirements of the statute by adopting an amendment to the Company’s certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Continental Stock Transfer & Trust Company.

New York Exchange Listing

The Company’s common stock is quoted on the New York Stock Exchange under the symbol “AXR.”